Exhibit 99.1

Orla Mining Reports First Quarter 2022 Results

VANCOUVER, BC, May 12, 2022 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") today announces the results for the first quarter ended March 31, 2022.

(All amounts are in U.S. dollars unless otherwise stated)

HIGHLIGHTS:

  Net income of $18.8 million or $0.08 per share for the first quarter of 2022.
  Camino Rojo gold production totalled 23,031 ounces in the first quarter. Gold production guidance for the full year 2022 is maintained at 90,000 to 100,000 ounces at all-in sustaining costs ("AISC") of $600 to $700 per ounce of gold sold1.
  Commercial production was declared at the Camino Rojo Oxide Mine ("Camino Rojo"), effective April 1, 2022.
  Camino Rojo achieved record monthly processing throughput in March 2022. The average daily stacking throughput for the month was 17,444 tonnes per day or 97% of nameplate capacity of 18,000 tonnes per day. Daily stacking throughput for the first quarter of 2022 averaged 15,917 tonnes per day. Nameplate capacity is expected to be achieved during the second quarter.
  Construction at Camino Rojo is complete. Final cost is expected to be $125.5 million, $8.6 million below the total project capital estimate of $134.1 million.
  Cash balance of $35.0 million at March 31, 2022.
  During the first quarter, the Company filed an updated technical report on Cerro Quema to include the initial resource estimate on the Caballito copper-gold deposit in Panama.
  Exploration and evaluation expenditures totaled $2.5 million for the quarter as preparations began for the 2022 drill and exploration program. The Company anticipates spending $15 million in 2022 on exploration activities in an effort to expand resources on existing deposits and make new discoveries.
  Subsequent to quarter end, the Company announced a refinancing of its project finance facility with a new $150 million secured credit facility composed of a $100 million term facility and a $50 million revolving facility. The refinancing significantly lowers the Company's cost of capital and provides additional flexibility through increased liquidity.

"During an important transitional quarter, the Company hit all key milestones including declaring commercial production and ramping up throughput rates," said Jason Simpson, President and Chief Executive Officer of Orla. "We are looking towards achieving design capacity at Camino Rojo during the second quarter and advancing our exciting growth portfolio."

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[1] AISC is a non-GAAP measure and will be reported on from Q2 2022 onward following the declaration of commercial production at Camino Rojo. See the "Non-GAAP Measures" section of this news release for additional information.

FINANCIAL AND OPERATIONS UPDATE

Table 1: Financial and Operating Highlights		Q1 - 2022
Operating
Gold Produced	oz	23,031
Gold Sold	oz	20,884
Average Realized Gold Price[1]	$/oz	1,888

Financial
Revenue	$m	39.4
Net Income	$m	18.8
Adjusted Net Income[1]	$m	19.8
Earnings per Share – basic	$/sh	0.08
Adjusted Earnings per Share – basic[1]	$/sh	0.08

Cash and Cash Equivalents	$m	35.0
Net Debt[1]	$m	138.7
Cash Flow from Operating Activities before changes in non-cash working capital	$m	19.8
1. Average Realized Gold Price", "Adjusted Net Income", "Adjusted Earnings per Share – basis", and "Net Debt" are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.

Table 2: 2022 Operational Guidance and Outlook[1]
Gold Production	oz	90,000 - 100,000
All-in Sustaining Costs ("AISC")[2,3]	$/oz Au sold	$600 - $700
Capital Expenditures[3]
Sustaining Capital Expenditures	$m	$5
Non-Sustaining Capital Expenditures	$m	$20
Total Capital Expenditures	$m	$25
Exploration[3]
Mexico	$m	$10
Panama	$m	$5
Total Exploration	$m	$15
1. The outlook includes full-year 2022 figures except for AISC which is calculated from Q2-Q4 2022.
2. AISC is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.
3. Exchange rates used to forecast cost metrics include MXN/USD of 20.0 and CAD/USD of 1.25

CAMINO ROJO OXIDE OPERATIONS UPDATE

During the quarter, site activities were focused on commissioning and ramp up of mining and processing activities to sustained throughput levels. Commercial production at the Camino Rojo Oxide Mine was declared effective April 1, 2022. During the quarter, construction activities included installation of heap leach liner in cell two and event pond, placement of overliner material on cell two of the heap leach, commissioning of the third and final overland conveyor, construction of the airstrip, and completion of the rainwater runoff diversion.

Camino Rojo achieved record monthly processing throughput in March 2022. The average daily stacking throughput for the month was 17,444 tonnes per day or 97% of nameplate capacity of 18,000 tonnes per day. Daily stacking throughput for the first quarter of 2022 averaged 15,917 tonnes per day. Achieving nameplate capacity is expected during the second quarter. Mined ore tonnes are reconciling well to the block model and process recoveries to date are in line with the metallurgical recovery model.

Capital expenditures for Camino Rojo were $122.3 million at March 31, 2022, against the current project estimate, consistent with the total project capital expenditure estimate of $134.1 million. Remaining project spend of $3.2 million is expected to occur in the second quarter of the year.

CAMINO ROJO SULPHIDE PROJECT UPDATE

On May 9, 2022, the Company provided a summary of Phase 1 metallurgical test results on its Camino Rojo sulphide deposit (the "Sulphide Project" or "Camino Rojo Sulphides"), located in Zacatecas, Mexico2.

The Phase 1 metallurgical program has greatly increased Orla's understanding of metallurgical characteristics of Camino Rojo Sulphides, and appears to open up multiple processing options for the Camino Rojo Sulphides relative to what was suggested by previous work. The Phase 1 metallurgical program included tests on grinding characteristics, amenability to cyanidation, selective flotation, and pressure oxidation. In addition to the Phase 1 tests, a geometallurgical model was developed using new and historical metallurgical test results. Geometallurgical modelling integrates geological, geochemical, mineralogical, and recovery data to characterize zones of metallurgical response. It supports mine planning, flowsheet design, and connects mine and process planning as part of the optimization of mine-to-mill production and economic analysis. Highlights of Phase 1 metallurgical program include the following:

  The geometallurgical model recognized five, spatially distinct, physically continuous geometallurgical zones within the 7.3-million-ounce sulphide gold deposit (measured and indicated mineral resource estimate of 259 million tonnes at 0.88 g/t Au, 7.4 g/t Ag, 0.07% Pb,0 0.26% Zn)3.
  Two geometallurgical zones of the Camino Rojo Sulphide mineralization appear to be amenable to conventional carbon-in-leach ("CIL") processing.
  Selective flotation may be used to produce a gold concentrate.
  Selective flotation may be used to produce a concentrate that can be treated using pressure oxidation.
  There is potential to produce a zinc concentrate.

These positive results confirm potential for a standalone processing option for the Camino Rojo Sulphides. The Company will continue to work towards determining the optimal development plan with the goal of generating the greatest value for stakeholders. The metallurgical recoveries and geometallurgical zones will be used to determine new cut-off grades for open pit and underground mine designs. The respective mine designs will be used to support an updated sulphide mineral resource estimate, which is currently in progress, and will form the basis of a Preliminary Economic Assessment (the "PEA") on the Sulphide Project targeted for end of year 2022.

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[2] See the Company's press release dated May 9, 2022 titled "Orla Mining Announces Positive Initial Metallurgical Results on Camino Rojo Sulphide Project".
[3] The mineral resource estimate for the Sulphide Project at Camino Rojo consists of 74 koz of measured resource (3.358 million tonnes at 0.69 g/t gold) and 7,221 koz of indicated resources (255.445 million tonnes at 0.88 g/t gold) and has an effective date of June 7, 2019. Additional information can be found in the Camino Rojo Technical Report entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" and dated January 11, 2021.

The development scenarios being considered to potentially form the basis of a PEA currently include: (1) an underground mining option with phased processing at a to-be-constructed CIL and flotation facility at Camino Rojo, or (2) an open pit mining option with phased processing at a to-be-constructed CIL and flotation facility at Camino Rojo, or (3) an open pit mining option with processing at Newmont Corporation's ("Newmont") Peñasquito facility. Work planned in 2022 includes the following:

  Completion of 8,250-metre, Phase 2 Sulphide Project drill program to reinforce the geologic model and to continue to confirm the continuity of wide zones of higher-grade gold mineralization. The program has commenced on the first of 15 diamond drill holes and results are expected in the second half of 2022
  Update of resource estimate for the Camino Rojo Sulphides.
  Completion of Phase 1 metallurgical test program, finalize the process design criteria, and develop the financial model for the selected mining and processing options as part of the PEA.
  Completion of PEA in the fourth quarter 2022.

CABALLITO COPPER-GOLD PROJECT UPDATE

During the quarter, Orla filed an updated technical report for the Company's Cerro Quema project, inclusive of the initial mineral resource estimate for the Caballito copper-gold deposit. The technical report was prepared in accordance with the disclosure standards under National Instrument 43-101 ("NI 43-101") and titled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022. The updated technical report includes the previously disclosed July 2021 pre-feasibility study on the Cerro Quema project, as well as the mineral resource estimate for the Caballito copper-gold deposit, which consists of the following:

Table 3: Caballito Sulphides
Class	Tonnes	CuEq	Cu	Au	Ag	CuEq	Cu	Au	Ag
	(000s)	(%)	(%)	(g/t)	(g/t)	(Mlbs)	(Mlbs)	(koz)	(koz)
Indicated	31,952	0.96	0.83	0.31	2.2	676	585	315	2,260
Inferred	22,569	0.85	0.77	0.21	1.2	425	381	155	856

EXPLORATION PROGRAM

Exploration activities in the first quarter were focused on preparation for the 2022 drill campaigns which commenced in April. Exploration spending for 2022 is expected to total $15 million, with $10 million allocated to activities in Mexico and $5 million allocated to activities in Panama.

At Camino Rojo in Mexico, near-mine and regional exploration in 2022 will be focused on increasing oxide reserves, supporting advancement of the sulphide deposit development scenario options, and testing priority targets defined in 2021 in an effort to make new satellite discoveries. More specifically, this work is expected to include oxide resource drilling on the Fresnillo layback area, a Phase 2 infill drill program on the Sulphides deposit to support an updated resource estimate, and reverse circulation drilling and continued target definition activities on the regional exploration program.

The 2022 Cerro Quema exploration program will consist of infill, metallurgical, and expansion (step-out) drilling of known deposits, drill testing exploration targets defined by recent geochemical soil sampling, geophysical Induced Polarization (IP) surveys, bedrock mapping and prospecting, and in some cases, historical drilling. In total, 11,700m of drilling is planned in 2022 for Panama.

Exploration target drill testing is planned to the north of the Quemita deposit to follow-up on hole CQDH-17-112 which intersected significant Cu & Au mineralization, and drilling at the La Pelona target, which has a similar geophysical signature and geological context to La Pava and Quemita. South of the regional Joaquin Fault, La Prieta target will also be drill tested. La Prieta is defined by a large IP chargeability anomaly with coincident Au, Cu, and Mo in-soil and in-rock geochemical anomalies, which may be indicative of porphyry-style mineralization.

CONSOLIDATED FINANCIAL STATEMENTS

Orla's unaudited interim consolidated financial statements and management's discussion and analysis for the three months ended March 31, 2022, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR and EDGAR.

Qualified Persons Statement

The scientific and technical information related to Camino Rojo and Cerro Quema in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 standards.

FIRST QUARTER 2022 Conference Call

Orla will host a conference call on Friday, May 13, 2022, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the first quarter 2022:

Dial-In Numbers:

Conference ID:	5844017

Toll Free:	1 (888) 550-5302

International:	1 (646) 960-0685

Webcast:	https://orlamining.com/investors/presentations-and-events/

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

Non-GAAP Measures

The Company has included certain performance measures in this press release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is a non-GAAP measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. It may not be comparable to information in other gold producers' reports and filings. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	2022-Q1	2021-Q1
Gold sales	$ 39,426	N/A
Ounces of gold sold	20,884	N/A
Average Realized Gold Price per Ounce Sold	$ 1,888	N/A

ADJUSTED NET INCOME (LOSS) AND ADJUSTED NET INCOME (LOSS) PER SHARE

Adjusted net income (loss) is a non-GAAP measure which does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS.  It may not be comparable to information in other gold producers' reports and filings.

Adjusted net income (loss) excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.

Management believes these measures are useful to investors because they are important indicators of the strength of our operations and the performance of our core business.

ADJUSTED NET INCOME	2022-Q1	2021-Q1
Net income (loss) for the period	$ 18,782	(10,807)
Unrealized foreign exchange	1,013	2,974
Adjusted Net Income (Loss)	$ 19,795	(7,833)

Millions of common shares outstanding – basic	247.8	234.0
Adjusted net income (loss) per share – basic	$ 0.08	$ (0.03)

NET DEBT

Net debt is a non-GAAP measure which does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS.  It may not be comparable to information in other gold producers' reports and filings.

Net debt is calculated as total debt adjusted for unamortized deferred financing charges less cash and cash equivalents and short-term investments at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company's performance.

NET DEBT	2022-Q1	2021-Q1
Project loan	$ 113,944	60,989
Unamortized transaction costs	11,056	14,011
Newmont loan	10,976	9,246
Fresnillo obligations	37,800	37,885
Less: Cash and cash equivalents	(35,038)	(31,207)
Net Debt	$ 138,738	90,924

 ALL-IN SUSTAINING COSTS (AISC)

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations. Upon commencing commercial production and reporting actual AISC, we will provide a reconciliation to IFRS figures then presented.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's 2022 guidance, including production, operating costs and capital costs, the achievement of nameplate capacity at the Camino Rojo mine, the results of the Phase 1 metallurgical program and the potential benefits thereof, potential development scenarios for the Sulphide Project, exploration and study work planned at the Sulphide Project for 2022, the Company's exploration plans, including timing, expenditures and the goals thereof, and the Company's upcoming milestones. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the timing of reaching nameplate capacity at Camino Rojo; price of gold, silver, and copper; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; the Company's reliance on Camino Rojo and risks associated with its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic; risks related to the Company's indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks; permitting risks; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo Plc with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; the Layback Agreement with Fresnillo Plc remaining subject to the transfer of surface rights; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; risks related to the Company's history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company's ability to identify, complete, and successfully integrate acquisitions; dividend risks; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; risks associated with executing the Company's objectives and strategies, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2022, to be available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2022/12/c6276.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development; www.orlamining.com; info@orlamining.com

CO: Orla Mining Ltd.

CNW 17:22e 12-MAY-22